SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2010

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  T                       Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                            No T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

an announcement of resolutions passed at the 2009 annual general meeting of China Petroleum & Chemical Corporation (the “Registrant”),  made by the Registrant on May 18, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Announcement of resolutions passed at the 2009 Annual General Meeting

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice:

•       There is no objection against or amendment to the proposed resolutions at the AGM;

•       There was a supplementary proposed resolution before the convening of the AGM.

1.     Convening and attendance of the meeting

China Petroleum & Chemical Corporation (“Sinopec Corp.”) held its annual general meeting for 2009 (“AGM”) at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 18 May 2010 at 9:00 a.m. According to the requirements, holders of domestic shares are provided with internet voting to participate at the AGM.

The number of shareholders and authorized proxies who attended the AGM was 297, holding an aggregate of 72,714,228,289 shares casting valid voting rights, representing 83.87% of the total number of shares casting attending and valid voting rights, among which the number of holders of A shares and authorized proxies was 287, holding an aggregate of 66,425,448,616 shares, representing 76.6130% of total number of shares casting valid voting rights, while the number of holders of H shares and authorized proxies was 10, holding an aggregate of 6,288,779,673 shares, representing 7.25% of total number of shares casting valid voting rights. There were no shares entitling the holders to attend and vote only against relevant resolutions at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”) and chaired by Mr. Su Shulin, chairman of the Board, by way of physical meeting and internet voting provided to holders of domestic shares. There are currently 15 directors and 9 supervisors of Sinopec Corp. Mr. Zhang Yaocang, vice chairman of the Board, Mr. Zhang Jianhua, Mr. Wang Zhigang, Mr. Li Chunguang, Mr. Liu Yun and Mr. Xie Zhongyu, directors, attended the AGM; Mr. Zou Huiping, Mr. Cui Guoqi, Mr. Chang Zhenyong and Mr. Li Yonggui, supervisors, attended the meeting; Mr. Wang Xinhua, the Chief Financial Officer, and Mr. Zhang Haichao, vice president, and Mr. Lei Dianwu, presented at the AGM; Mr. Chen Ge, the secretary to the Board attended the AGM. The AGM was convened and held in compliance with the requirements of the Companies Law and the articles of association of Sinopec Corp.

2.     Consideration of the resolutions

The following resolutions were considered and approved respectively at the AGM by way of poll:

(1)	THAT the Report of the Board of Directors of Sinopec Corp. for the Year 2009 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	72,698,682,373	72,697,401,429	1,280,944	99.9982%

(2).	THAT the Report of the Board of Supervisors of Sinopec Corp. for the Year 2009 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	72,698,549,233	72,697,374,279	1,174,954	99.9984%

(3).	THAT the audited financial report and audited consolidated financial report of Sinopec Corp. for the year ended 31 December 2009 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	71,761,288,943	71,760,119,399	1,169,544	99.9984%

(4).	THAT the plan for allocating any surplus common reserve funds at an amount of RMB20 billion from the after-tax profits was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	72,704,387,823	72,701,100,079	3,287,744	99.9955%

(5).	THAT the plan for profit distribution of Sinopec Corp. for the year ended 31 December 2009 was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	72,704,557,624	72,701,343,180	3,214,444	99.9956%

(6).	THAT the Board be and is hereby authorized to determine the interim profit distribution plan of Sinopec Corp. for 2010.

	Representing shares	For	Against	Approval (%)
Voting results	72,704,410,423	72,701,249,979	3,160,444	99.9957%

(7).
THAT KPMG and Huazhen and KPMG be and are hereby re-appointed as the domestic and overseas auditors of Sinopec Corp. for the year 2010, respectively, and that the Board be and is hereby authorized to determine their remunerations.

	Representing shares	For	Against	Approval (%)
Voting results	72,702,935,723	72,701,560,879	1,374,844	99.9981%

(8).	THAT the proposal in respect of the acquisition of certain shareholding and loans held by Sinopec International Petroleum Exploration and Production Corporation was considered and approved.

	Representing shares	For	Against	Approval (%)
Voting results	6,955,751,731	6,952,783,587	2,968,144	99.9573%

The resolution involved the connected transactions. According to the relevant requirements, the connected shareholder, China Petrochemical Corporation abstained from voting, 65,758,044,493 shares casting voting rights held by which did not account for the total number of shares casting valid voting rights or the total number of shares casting attending and valid voting rights.

(9).	THAT the Board be and is hereby authorized to determine the proposed plan for issuance of debt financing instrument(s).

	Representing shares	For	Against	Approval (%)
Voting results	72,712,208,723	72,504,893,879	207,314,844	99.7149%

(10).	THAT A shares convertible corporate bonds were issued and other related matters term by term were completed.

1.        Type of securities to be issued

	Representing shares	For	Against	Approval (%)
Voting results	72,713,796,029	72,504,126,084	209,669,945	99.7117%

2.        Issuance size

	Representing shares	For	Against	Approval (%)
Voting results	72,713,743,329	72,504,107,884	209,635,445	99.7117%

3.        Nominal value and issue price

	Representing shares	For	Against	Approval (%)
Voting results	72,713,753,629	72,504,081,384	209,672,245	99.7116%

4.        Term

	Representing shares	For	Against	Approval (%)
Voting results	72,713,722,629	72,504,080,884	209,641,745	99.7117%

5.        Interest rate

	Representing shares	For	Against	Approval (%)
Voting results	72,713,729,629	72,504,138,684	209,590,945	99.7118%

6.        Method and timing of interest payment

	Representing shares	For	Against	Approval (%)
Voting results	72,713,744,129	72,504,096,184	209,647,945	99.7117%

7.        Conversion period

	Representing shares	For	Against	Approval (%)
Voting results	72,713,759,129	72,504,119,784	209,639,345	99.7117%

8.        Determination and adjustment of conversion price

	Representing shares	For	Against	Approval (%)
Voting results	72,713,764,129	72,504,203,184	209,560,945	99.7118%

9.        Downward adjustment to conversion price

	Representing shares	For	Against	Approval (%)
Voting results	72,713,774,329	72,504,088,684	209,685,645	99.7116%

10.        Conversion method of fractional share

	Representing shares	For	Against	Approval (%)
Voting results	72,713,751,329	72,504,118,684	209,632,645	99.7117%

11.        Terms of redemption

	Representing shares	For	Against	Approval (%)
Voting results	72,713,746,329	72,513,681,384	200,064,945	99.7249%

12.        Terms of sale back

	Representing shares	For	Against	Approval (%)
Voting results	72,713,709,329	72,504,098,384	209,610,945	99.7117%

13.        Dividend rights of the year of conversion

	Representing shares	For	Against	Approval (%)
Voting results	72,713,739,129	72,504,143,184	209,595,945	99.7118%

14.        Method of issuance and target subscribers

	Representing shares	For	Against	Approval (%)
Voting results	72,713,719,129	72,504,081,184	209,637,945	99.7117%

15.        Subscription arrangement for existing shareholders

	Representing shares	For	Against	Approval (%)
Voting results	72,713,723,329	72,504,201,084	209,522,245	99.7119%

16.        CB Holders and bondholder meetings

	Representing shares	For	Against	Approval (%)
Voting results	72,713,713,329	72,504,127,384	209,585,945	99.7118%

17.        Use of proceeds from the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	72,713,713,329	72,504,099,084	209,614,245	99.7117%

18.        Guarantee

	Representing shares	For	Against	Approval (%)
Voting results	72,713,711,329	72,504,103,384	209,607,945	99.7117%

19.	Validity period of the resolutions in relation to the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	72,713,723,329	72,504,133,384	209,589,945	99.7118%

20.	Matters relating to authorisation in relation to the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	72,713,726,929	72,504,042,684	209,684,245	99.7116%

21.	Feasibility Analysis Report on the use of proceeds from the issuance of the Convertible Bonds

	Representing shares	For	Against	Approval (%)
Voting results	72,713,736,929	72,504,016,984	209,719,945	99.7116%

22.        Report on the use of proceeds from last issuance of securities

	Representing shares	For	Against	Approval (%)
Voting results	72,713,754,929	72,504,076,584	209,678,345	99.7116%

(11)               THAT the Board was granted a general mandate to issue new shares.

	Representing shares	For	Against	Approval (%)
Voting results	72,685,498,959	69,487,560,223	3,197,938,736	95.6003%

(12)	THAT the independent non-executive directors of the Fourth Session of the Board of Directors of Sinopec Corp. were elected.

It was a supplementary resolution proposed by China Petrochemical Corporation (holding 75.84% of the shareholding of Sinopec Corp.) submitted on 28 April 2010. In accordance with the requirements of the articles of association of Sinopec Corp. and its appendixes, voting on the resolution was carried out by way of cumulative voting.

1.     Mr. Ma Weihua

For
Voting results	72,245,708,311

2.     Mr. Wu Xiaogen

For
Voting results	72,243,901,955

3.     Witness by lawyers

He Fei and Li Liping, PRC lawyers of Sinopec Corp. from Haiwen & Partners, attended the AGM and issued a legal opinion that the convening of and the procedures for holding the AGM, the voting procedures at the AGM, the eligibility of the convenor of the AGM and the eligibility of the shareholders (or their proxies) attending the physical meeting of the AGM were in compliance with the requirements of relevant laws and the articles of association of Sinopec Corp. and the voting results at the AGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the AGMNote.

In accordance with the requirements of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 18 May 2010 and will resume for trading from 9:30 a.m. on 19 May 2009.

4.     Documents for inspection

(1)	The resolutions of the AGM for the year 2009 signed by the directors and the recorder who attended the AGM;

(2)   The legal opinion.

By Order of the Board Chen Ge Secretary to the Board of Directors

18 May 2010

Note:
The taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As of the date of this notice, directors of the company are: Su Shulin*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dar Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors